# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C/A

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
  **Describe the Nature of the Amendment:** Revising the Bonus Shares structure and updating the Company Summary (Exhibit B to the original Form C)

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

**Name of issuer**
Exceed Equine, Inc.

**Legal status of issuer**

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> Nevada

> **Date of organization**
> November 30, 2021

**Physical address of issuer**
3236 NE 5th Street, #402, Pompano Beach, FL 33062

**Website of issuer**
https://exceedequine.com/

**Name of intermediary through which the Offering will be conducted**
Title3Funds.com

***CIK number of intermediary***
0001685995

***SEC file number of intermediary***
007-00083

***CRD number, if applicable, of intermediary***
286035

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering***
7.0% of the amount raised in the Offering.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
Securities in an amount equal to 2% of the total Securities sold in the Offering.

***Name of qualified third party "Escrow Agent" which the Offering will utilize***
North Capital Private Securities

***Type of security offered***
Shares of Common Stock

***Target number of Securities to be offered***
2,000

***Price (or method for determining price)***
$5.00

***Target offering amount***
$10,000.00

***Oversubscriptions accepted:***
☑ Yes
☐ No

***Oversubscriptions will be allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

***Maximum offering amount (if different from target offering amount)***
$1,235,000.00

***Deadline to reach the target offering amount***
March 23, 2024

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
1

|  | Most recent fiscal year-end (2022) | Prior fiscal year-end (2021) |
|---|---|---|
| **Total Assets** | $170,429.00 | $964.00 |
| **Cash & Cash Equivalents** | $1,254.00 | $964.00 |
| **Accounts Receivable** | $75,000.00 | $0.00 |
| **Short-term Debt** | $24,380.00 | $0.00 |
| **Long-term Debt** | $574,361.00 | $0.00 |
| **Revenues/Sales** | $479,578.00 | -$36.00 |
| **Cost of Goods Sold** | $978,261.00 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | -$503,276.00 | -$36.00 |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


**May 1, 2023**

**FORM C/A**

**Up to $1,235,000.00**

**Exceed Equine, Inc.**

**Shares of Common Stock**


This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Exceed Equine, Inc., a Nevada Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $1,235,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $200.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*".  In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion.  The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3Funds (the "Intermediary"). The Intermediary will be entitled to receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering.

|  | Price to Investors | Service Fees and Commissions (1) | Net Proceeds |
|---|---|---|---|
| Minimum Individual Purchase Amount | $200.00 | $0 | $200.00 |
| Aggregate Minimum Offering Amount | $10,000.00 | $700.00 | $9300.00 |
| Aggregate Maximum Offering Amount | $1,235,000.00 | $86,450.00 | $1,148,550.00 |

(1) The Intermediary will receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering. This excludes fees to the Company's advisors, such as attorneys and accountants.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://exceedequine.com/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is May 1, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT  CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY.  NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION.  EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

*Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current*

*reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

### Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## Table of Contents

**ONGOING REPORTING**

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://exceedequine.com/

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C**

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Exceed Equine, Inc. (the "Company") is a Nevada Corporation, formed on November 30, 2021.

The Company is located at 3236 NE 5th Street, #402, Pompano Beach, FL 33062.

The Company's website is https://exceedequine.com/.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

**The Business**

The Equine Performance industry is a $200 billion global market and the industry is very slow to adapt to new technologies and business models, specifically in the horseracing segment. The Company has established a cutting-edge research and racehorse training facility which is the foundation of our core business and supports all of the business opportunities and goals on our 'go to market' road map. This foundation establishes the credibility of the Company within the global performance equine industry. In short, the industry is prime for disruption and Exceed Equine is in a position to disrupt in numerous directions.

**The Offering**

| | |
|---|---|
| **Minimum amount of Shares of Common Stock being offered** | 2,000 |
| **Total Shares of Common Stock outstanding after Offering (if minimum amount reached and not including Bonus Shares)** | 2,000 |
| **Maximum amount of Shares of Common Stock being offered** | 247,000 |
| **Total Shares of Common Stock outstanding after Offering (if maximum amount reached and not including Bonus Shares)** | 247,000 |
| **Purchase price per Security** | $5.00 |
| **Minimum investment amount per investor** | $200.00 |
| **Offering deadline** | March 23, 2024 |
| **Use of proceeds** | See the description of the use of proceeds on page 28 hereof. |
| **Voting Rights** | One vote per share. See the description of the voting rights on page 43 hereof. |
| **Bonus Shares** | Investors are eligible to receive bonus Shares of Common Stock as follows ("Bonus Shares"): |

| | a. For every $10,000 invested, an additional 2,000 Bonus Shares will be issued (totaling 4,000 Shares). |
| --- | --- |
| | b. For every $50,000 invested, an additional 20,000 Bonus Shares will be issued (totaling 30,000 Shares). |
| | c. For every $250,000 invested, an additional 150,000 Bonus Shares will be issued (totaling 200,000 Shares). |
| | d. For every $1,000,000 invested, an additional 800,000 Bonus Shares will be issued (totaling 1,000,000 Shares). |

## RISK FACTORS

### Risks Related to the Company's Business and Industry

*We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*

We were incorporated under the laws of Nevada on November 30, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

*We may face potential difficulties in obtaining capital.*

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

*In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.*

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

*The development and commercialization of our products/services is highly competitive.*

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

*As a distributor of Equine performance products which can include software, hardware, wearable items, feed products, bedding products, supplements, training products, products for horse stalls, barn, etc., our business depends on developing and maintaining close and productive relationships with our vendors.*

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

*We may implement new lines of business or offer new products and services within existing lines of business.*

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be

13

successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***In general, demand for our products and services is highly correlated with general economic conditions.***

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we will devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

***An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.***

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities.

Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

***We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.***

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, the Company is dependent on Michael Calderone who is CEO of the Company. The Company has or intends to enter into employment agreements with Michael Calderone although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Michael Calderone or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

***The Company intends to use the proceeds from the Offering for unspecified working capital.***

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on Michael Calderone in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Michael Calderone die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***We have not prepared any audited financial statements.***
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.***
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***The Company has indicated that it has engaged in certain transactions with related persons.***
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

***Changes in employment laws or regulation could harm our performance.***
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements

for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.***

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

***We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.***

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

***We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.***

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-

19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

***We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.***

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such online based content delivery and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

***We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.***

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

***We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.***

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain

and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

***We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.***
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

***If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.***
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

***We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.***

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

***The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.***

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant

21

delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

***We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.***

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***The Company will depend on the performance of distributors, carriers and other resellers.***

The Company will distribute its products through  wholesalers, national and regional , many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

***The racing of horses is a risky business and is subject to conditions and circumstances that are out of our control.  Circumstances can occur before, during and after a race.***

***The number of horses racing will depend on multiple of factors including the availability of racetracks, condition of the horses, time of the year, stakes eligibility, if applicable.***

***Investors can visit the horses but all visiting must be done through appointment only by contacting the Company and scheduling an appointment to visit the facility.***

***Currently, the Company has uses outside contractors, which could pose potential tax liabilities. The Company is moving to a payroll basis once it has the operational capital.***

*The assumptions pertaining to the care of the horses are only cost assumptions. The care of racehorses can significantly increase depending on a multitude of circumstances*

*The Company is leasing a facility where it does not have ownership, but it believes the lease is valid and can be extended. There is a possibility that the lease does either no get renewed or gets canceled.*

*The Company is subject to all federal and state laws specifically within the racing industry and any modification or changes in those laws or a violation of any sort by the Company or its employees or subcontractors can jeopardize the eligibility of horses racing in certain jurisdictions.*

**Risks Related to the Securities**

***The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

*No Guarantee of Return on Investment*
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of Michael Calderone.***

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company.

***A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of Michael Calderone and Dan Khasis.***
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

***A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.***
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

***A majority of the Company is owned by a small number of owners.***
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Nevada law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***The Company has the right to extend the Offering deadline.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***Your ownership of the shares of stock will be subject to dilution.***
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

***The Securities will be equity interests in the Company and will not constitute indebtedness.***
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.***
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***The Company has the right to conduct multiple closings during the Offering.***
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business

The Equine Performance industry is a $200 billion global market and the industry is very slow to adapt to new technologies and business models, specifically in the horseracing segment. The Company has established a cutting edge research and racehorse training facility which is the foundation of our core business and supports all of the business opportunities and goals on our 'go to market' road map. This foundation establishes the credibility of the Company within the global performance equine industry. In short, the industry is prime for disruption and Exceed Equine is position to disrupt. In short, the industry is prime for disruption and Exceed Equine is in a position to disrupt in numerous directions.

### Business Plan

The Company's updated Executive Summary is attached to this Form C/A as Exhibit B.

### History of the Business

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| R&D, Operate a Horse Racing Stable, and Horse Training Facility using cutting edge analytical and data driven technologies. | R&D, Operate a Racing Stable | Owners of Performance Horses |

The Company is currently developing a variety of products to support our Equine athletes' performance, longevity, and general well-being. The Company is also compiling objective propriety databases to be used to scientifically validate the effectiveness of the company's products and services.

Direct to Consumer - E-Commerce or third party distribution channels.

### Horses

The Company's Director & CEO, Michael Calderone, acquired certain horses under his name (and some with co-owners).  Pursuant to an Equine Lease Agreement, the Company leases the horses from Mr. Calderone for use in the Company's business.  The Company pays Mr. Calderone in the form of 1,000 shares of common stock for each month of the Equine Lease Agreement's term, such shares to be issued at upon the termination/expiration of the Equine Lease Agreement.  The Company has the right, upon providing reasonable evidence to Mr. Calderone of the Company's availability of at least 6 months of working capital, to purchase the Initial Equine (as defined in the Equine Lease Agreement) for a one-time issuance of 50,000 shares of common stock and the Additional Equine (as defined in the Equine Lease Agreement) which will be sold at auction with

the Company having the opportunity to bid at such auction(s) to obtain ownership. The Company may also be required to make payment to any co-owner of the Initial Equine.

The complete list of horses is set forth in Schedule of Horses attached to the Form C as <u>Exhibit C</u>.

**Competition**

As an overall business and to the best of our knowledge we do not have any competitors as there is no other R&D facility developing and testing products on horses actively racing and owned by such a company.

The Company's business model is the first of its type in the industry which puts us in a unique position with no real competition. We have the ability to baseline our tests, bedding, feeding, supplements, etc., and refine the processes using our own stable of horses in a consistent and repeatable closed environment.

**Supply Chain and Customer Base**

The Company does buy a percentage of its raw materials from foreign entities.

None at this time, however, the Company is generating revenues from its racing stable while developing and validating its products which will go to market in 2023.

**Intellectual Property**

The Company is using sophisticated sensor devices along with other types of technology and process to research and develop a verity of products and programs to improve and protect performance horses This will result in the company filing  patents and trademarks. All developed technologies will be assets of the Company.

**Governmental/Regulatory Approval and Compliance**

Other than requiring State Racing Commission horse owner licenses, there are no other regulations effecting the business at this time.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's registered address is 3642 Boulder Highway, #24, Las Vegas, NV 89121

The Company's principal address is 3236 NE 5th Street, #402, Pompano Beach, FL 33062

The Company has the following additional addresses: 149 Brindletown Road, New Egypt, NJ, 08533

The Company conducts business in New Jersey - Exceed Equine's Research, Training and Housing of Horses Facility and Florida - Corporate Headquarters.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is an updated Executive Summary of the Company. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C/A.

**USE OF PROCEEDS**

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 7.00% | $700.00 | 7.00% | $86,450 |
| Campaign marketing expenses or related reimbursement | 20.00% | $2,000.00 | 19.09% | $235,822 |
| Estimated Attorney Fees | 5.00% | $500.00 | 0.65% | $8,000 |
| Estimated Accountant/Auditor Fees | 1.00% | $100.00 | 0.24% | $3,000 |
| General Marketing | 12.00% | $1,200.00 | 4.05% | $50,000 |
| Research and Development | 14.00% | $1,400.00 | 11.31% | $139,662 |
| Manufacturing | 0.00% | $0.00 | 1.06% | $13,095 |
| Equipment Purchases | 8.00% | $800.00 | 2.49% | $30,725 |
| Future Wages | 10.00% | $1,000.00 | 6.88% | $85,000 |
| Accrued Wages | 0.00% | $0.00 | 6.48% | $80,000 |
| Accrued expenses of managers, officers, directors or employees | 5.00% | $500.00 | 0% | $0 |
| Repayment of Debt* | 0.00% | $0.00 | 9.35% | $115,473* |
| Repayment of obligations in arrears | 0.00% | $0.00 | 9.35% | $115,473 |
| General Working Capital | 18.00% | $1,800.00 | 22.05% | $272,300 |
| **Total** | **100.00%** | **$10,000** | **100.00%** | **$1,235,000** |

*This amount reflects an estimated payment against certain outstanding loans made to the Company by its founders Michael Calderone and Dan Khasis, as further disclosed in the "Debt Outstanding" and "Related Person Transactions" sections of this Form C/A.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company's goal is to execute its business plan as quickly and take advantage of the current opportunities the industry is offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: At the Company's discretion dependent on the business environment and the market acceptance of the private placement offering under Regulation D 506(c), which will being conducted concurrently with the Offering.

## DIRECTORS, OFFICERS AND EMPLOYEES

### Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Michael Calderone

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Director & CEO:  November 2021 - Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Michael Calderone has 30 years' experience in the horse racing industry ranging from training Horses to being the CMO of the largest racing entity in North America where Mike oversaw all corporate marketing initiatives that were instrumental in generating billions in annual revenue.

Mike was the CEO of the largest and only industry-recognized Social Horse racing game platform, used as an introductory tool to attract new racing fans. Michael was able to forge partnerships with some of the largest names in both horseracing and traditional media including – Disney, NBC, Discovery Network, Blood Horse, the Daily Racing Form (DRF) and many others.

This vast experience led Mike to recognize the opportunity to reinvent and reposition one of the oldest globally recognized sports in the world, while at the same time positioning Exceed Equine as an industry leader in the development of cutting-edge products and services to serve the Performance Equine market.

*Name*

Dan Khasis

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Co-Founder:  November 2021 - Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Being a lifelong entrepreneur Dan has co-founded and invested in more than 15 startups; raised outside capital, organized strong advisory boards, which resulted in multiple liquidity events.

With over 20 years' experience founding, operating and investing in high-tech SaaS startups, Dan brings to Exceed the technical know-how required for building out the infrastructure to organize and mine the immense inflow of data being produced daily by Exceed's R & D facility's Science and Training teams.

Dan has been granted 10+ patents and has years of experience with complex and large datasets, IoT, sensors, logistics, supply chain, and healthcare.

***Name***

Paul Reid PhD

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

VP Product Development:  November 2021 - Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Paul is our expert in new product development and formulations.  He is a successful nutraceutical developer guiding Exceed's Research and Development teams to create, test, prove and deploy Exceed's performance equine supplements, feeds, bedding soon to be marketed to the global performance equine industry.

After launching his career at the U.S. Army Medical Research Institute of Infectious Diseases (USAMRIID), Dr. Reid entered the private sector as the Head of Scientific Affairs for a United States-based biotechnology company. While there, Dr. Reid led the design of clinical protocols and managed clinical trials throughout Canada and the United Kingdom using the active components of reptiles as novel drugs for candidates for treating Multiple Sclerosis (MS), Adrenmyeloneuropathy (AMN) and Adrenoleukodystrophy (ALS). When the Company sold in 2001, Dr. Reid continued this work, but expanded his therapeutic focus to include Human Immunodeficiency Virus (HIV) and Pain (analgesia and anti-inflammatory).

His recent interest in Equine nutraceutical research brought Paul to lead Exceed's R&D initiatives.

## Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## Employees

The Company currently has 1 employees in 1 Florida.

The Company has the following employment agreements in place:

| Employee | Description | Effective Date | Termination Date |
|---|---|---|---|
| Michael Calderone | Offer of Employment | January 1, 2022 | N/A |

The Company has 1 independent contractor in Singapore engaged as a financial consultant.

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding securities:

| | |
|---|---|
| **Type of security** | Preferred Stock |
| **Amount authorized** | 25,000,000 |
| **Amount outstanding** | 15,000,000 |
| **Voting Rights** | Yes, three (3) votes per share |
| **Anti-Dilution Rights** | Preferred shareholders have preemptive rights |
| **How this security may limit, dilute or qualify the Shares of Common Stock issued pursuant to Regulation CF** | The Shares of Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Preferred Stock, including conversion of convertible notes into shares of Preferred Stock. |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 100.0% |

| | |
|---|---|
| **Difference between this security and the Shares of Common Stock being issued pursuant to Regulation CF** | Preferred Stock has preemptive rights, three votes per share, and liquidation preference (as set forth in the Company's Articles of Incorporation). Common Stock does not have preemptive rights or liquidation preferences, and has one vote per share. |

| | |
|---|---|
| **Type of security** | 2023 Equity Incentive Plan |
| **Amount authorized** | 1,000,000 Shares of Common Stock |
| **Amount outstanding** | 0 |
| **Voting Rights** | Yes, one (1) vote per share |
| **Anti-Dilution Rights** | No |
| **How this security may limit, dilute or qualify the Shares of Common Stock issued pursuant to Regulation CF** | The Shares of Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock or stock options that are exercisable into shares of Common Stock under the Equity Incentive Plan . |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 4.01% |
| **Difference between this security and the Shares of Common Stock being issued pursuant to Regulation CF** | These are the same securities as the ones being issued pursuant to Regulation CF. |

| | |
|---|---|
| **Type of security** | Convertible Promissory Notes |
| **Amount outstanding** | $225,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Shares of Common Stock issued pursuant to Regulation CF** | The Shares of Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Convertible Notes convert into shares of Preferred Stock. |
| **Percentage ownership of the Company by the holders of such Securities (assuming** | N/A |

| | |
|---|---|
| **conversion prior to the Offering if convertible securities).** | |
| **Difference between this security and the Shares of Common Stock being issued pursuant to Regulation CF** | Upon the occurrence of certain events, the Convertible Notes convert into shares of Preferred Stock. The Securities being issued pursuant to Regulation CF are shares of Common Stock (refer to above for difference between Common Stock and Preferred Stock). |

| | |
|---|---|
| **Type of security** | Common Stock |
| **Amount authorized** | 25,000,000 |
| **Amount outstanding** | 0* |
| **Voting Rights** | Yes, one (1) vote per share |
| **Anti-Dilution Rights** | No |
| **How this security may limit, dilute or qualify the Shares of Common Stock issued pursuant to Regulation CF** | The Shares of Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock. |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 0% |
| **Difference between this security and the Shares of Common Stock being issued pursuant to Regulation CF** | These are the same securities as the ones being issued pursuant to Regulation CF. |

\*As disclosed in the "Related Person Transactions" section of this Form C/A, the Company's Director & CEO, Michael Calderone, earns a certain amount of shares of common stock pursuant to various lease agreements between the Company and Mr. Calderone. Such shares are not currently issued and outstanding, but will be issued to Mr. Calderone upon the termination of the respective lease agreements. Purchasers are advised to review the "Related Person Transactions" on page 44 for further information.

The Company has conducted the following prior offerings in the past 3 years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Convertible Promissory Notes | 1 | $225,000 | Working Capital | September 15, 2022 | Section 4(a)(2) |

Concurrently with this Offering, the Company is conducting a private placement offering under Regulation D 506(c) to raise up to $20,000,000 on the same terms as this Offering, which will be concurrent with the Offering.

**DEBT OUTSTANDING**

As of end of 2022, the Company had the following debt outstanding:

| | |
|---|---|
| **Type of debt** | Senior Secured Revolving Promissory Note |
| **Name of creditor** | Michael Calderone |
| **Amount outstanding** | $349,361.00 |
| **Interest rate and payment schedule** | 7% |
| **Amortization schedule** | N/A |
| **Describe any collateral or security** | The Note is secured by all the following that the Company may now or in the future own, lease, control or otherwise hold, or that relate to the Company or any of its assets, properties or business, or that the Company uses in its business, whether now owned or existing or in the future owned or existing:<br><br>(a) Books;<br><br>(b) Equipment;<br><br>(c) Accounts;<br><br>(d) General Intangibles;<br><br>(e) Inventory; and<br><br>(vi) All proceeds and products of the foregoing Collateral, including money, Accounts, General Intangibles, securities, Equipment, goods, Inventory, money deposit accounts, Documents, Instruments, Chattel Paper, insurance proceeds, fixtures, and real property, and interests therein, and any other tangible or intangible property received or receivable: (i) by way of dividends or other distributions with respect to or on account of any other items of Collateral; (ii) on account or upon the sale, exchange, transfer or disposition of any other items of Collateral; (iii) by way of any split-up, combination, reclassification or similar transaction with respect to any other items of Collateral; or (iv) by way of any merger, recapitalization, reorganization, consolidation, dissolution, or liquidation of the Collateral. Without limiting any of the foregoing, the term "proceeds" includes whatever is receivable or received when Collateral or proceeds is sold, leased, collected, exchanged or otherwise disposed of, whether such disposition is voluntary or involuntary, and includes all rights to payment, including return premiums, with respect to any insurance relating thereto. |

| | |
|---|---|
| **Maturity date** | January 31 ,2023 |
| **Other material terms** | The Company is not obligated to make any payments prior to the consummation of a transaction or series of transactions pursuant to which the Company issues and sells shares of its common stock with the principal purpose of raising capital (each, a "Qualified Financing"). For every calendar month in which a Qualified Financing occurs, if any, the Company shall make a monthly payment to Lender in the amount of fifteen percent (15%) of the aggregate amount raised in such Qualified Financing(s), payable no later than five (5) days from the closing of such Qualified Financing(s). Each such payment shall be applied in the following order of priority:  (i) all interest that has accrued on the outstanding principal balance of the funded advances but that remains unpaid as of the applicable payment date, and (iii) the unpaid principal of all funded advances applied with respect to the oldest funded advances first. On the Maturity Date, the Company shall pay to Lender the entire outstanding principal balance of all funded advances and all interest that has accrued on the outstanding principal balance of the funded advances) but that remains unpaid as of the Maturity Date, if any. |

| | |
|---|---|
| **Type of debt** | Convertible Promissory Note |
| **Name of creditor** | Dan Khasis |
| **Amount outstanding** | $225,000 |
| **Interest rate and payment schedule** | 8% |
| **Amortization schedule** | N/A |
| **Describe any collateral or security** | N/A |
| **Maturity date** | September 15, 2023 |
| **Other material terms** | In the event that the Company sells shares of its Common Stock to investors (the "Initial Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $1,000,000 (the "Next Equity Financing"), then:<br><br>(i) $25,000 of the outstanding principal balance of this Note shall be immediately repaid to the Holder; and (ii) $100,000 of the outstanding principal balance of this Note |

shall automatically convert without any further action by the Holder into Preferred Stock of the Company at a conversion price equal to the per share price paid by the Initial Investors for the Common Stock, and otherwise on the same terms and conditions as given to the Initial Investors.

In the event that the Company sells shares of its Common Stock to investors once more after the Next Equity Financing but on or before the date of the repayment in full of this Note in another equity financing resulting in gross proceeds to the Company of at least $2,000,000 (including the conversion of any other convertible notes or other convertible instruments, including without limitation Simple Agreements for Future Equity (SAFEs)), then the outstanding principal balance and any unpaid accrued interest under this Note shall be immediately repaid to the Holder.

(c) In the event that there remains any outstanding principal balance or any unpaid accrued interest under this Note as of the Maturity Date, then the Holder may, at its option exercised by a signed writing, demand repayment from the Company of the outstanding principal balance and any unpaid accrued interest under this Note.

| Type of debt | Credit Card |
|---|---|
| Name of creditor | Chase |
| Amount outstanding | $19,786.00 |
| Interest rate and payment schedule | 17.49% APR |
| Amortization schedule | N/A |
| Describe any collateral or security | N/A |
| Maturity date | Minimum payment due monthly |
| Other material terms | N/A |

*Valuation*

The pre-Offering value ascribed to the Company is $75,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

## Ownership

The Company is owned by a two individuals. Those people are Michael Calderone and Dan Khasis.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| Michael Calderone | 76.0% |
| Dan Khasis | 24.0% |

Following the Offering, the Purchasers will own 0.013% of the Company if the Minimum Amount is raised (assuming no Bonus Shares are issued) and 1.62% if the Maximum Amount is raised (assuming no Bonus Shares are issued to Purchasers but $100K converted under Dan Khasis' Convertible Promissory Note and 20K Bonus Shares to Dan Khasis).

If the Minimum Amount is raised with a single Purchaser, then the Purchaser will own 0.0266% (including Bonus Shares issued to the Purchaser).

If the Maximum Amount is raised with a single Purchaser, then the Purchaser will own 6.66% (including Bonus Shares issued to the Purchaser and Dan Khasis, and taking into account $100K converted under Dan Khasis' Convertible Promissory Note).

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

### Operations

Current revenues are currently coming from Racing Stable's earnings. Our largest expense is for the care and training of the horses based at our R&D & Training Center.

The company will continue to race its stable of horses and begin to execute its strategic business plan which will introduce additional revenue streams (e.g., Product Sales, Gaming Revenues, Services, etc.)

### Liquidity and Capital Resources

The Offering proceeds will significantly allow us to move the current operations forward, additional validation of R&D results and help secure the launch of products and services while becoming more visual to our target audience, while further enhancing the performance and ROI of our own stable of horses.

The Company has the following sources of capital in addition to the proceeds from the Offering: Current Major Shareholders have been funding the operations since inception.

**Capital Expenditures and Other Obligations**

The Company intends to make the following material capital expenditures in the future: Depending on the results and effectiveness of the products and services we create as a result of our R&D, the Company plans to open its own Training and Research Facility rather than leasing to accommodate growth and add other breeds of performance horses.

**Material Changes and Other Information**

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**THE OFFERING AND THE SECURITIES**

**The Offering**
The Company is offering up to 247,000 Shares of Common Stock for up to $1,235,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 23, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,235,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private

Securities until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $100,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $100,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has been determined based on market size, market potential and feedback from industry contacts and business associates.

The minimum amount that a Purchaser may invest in the Offering is $200.00.

The Offering is being made through Title3Funds.com, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

***Commission/Fees***
7.0% of the amount raised in the Offering

***Stock, Warrants and Other Compensation***
Securities in an amount equal to 2% of the total number of Securities sold in the Offering.

***Transfer Agent and Registrar***

The transfer agent and registrar for the Securities will be named upon the Offering deadline.

**The Securities**

We request that you please review our organizational documents in conjunction with the following summary information.

**Authorized Capitalization**

At the initial closing of this Offering (if the Minimum Amount is raised and no Bonus Shares are issued), our authorized capital stock will consist of (i) 125,000,000 shares of common stock, par value $0.001 per share, of which 2,000 common shares will be issued and outstanding, and (ii) 125,000,000 shares of preferred stock, par value $0.001 per share, of which 15,000,000 preferred shares will be issued and outstanding.

*Voting and Other Rights*

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

*Dividend Rights*

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does intend to issue dividends in the future. The Company will issue dividends of up to 25% of net profits depending on the value or depending on the return ROI on reinvested profits into the business at the Company's discretion but anticipated in 2024. The following are limitations on the Company's ability to issue dividends: operational restrictions, cash flow restrictions, and the potential ROI from reinvested capital in the business.

*Liquidation Rights*

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

*Other Rights*

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

## Voting and Control

The Securities have the following voting rights: one vote per share.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

## Anti-Dilution Rights

The Securities do not have anti-dilution rights.

## Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

## Other Material Terms

The Company does not have the right to repurchase the Shares of Common Stock.

Investors are eligible to receive bonus Shares of Common Stock as follows ("Bonus Shares"):

a. For every $10,000 invested, an additional 2,000 Bonus Shares will be issued (totaling 4,000 Shares).

b. For every $50,000 invested, an additional 20,000 Bonus Shares will be issued (totaling 30,000 Shares).

c. For every $250,000 invested, an additional 150,000 Bonus Shares will be issued (totaling 200,000 Shares).

d.  For every $1,000,000 invested, an additional 800,000 Bonus Shares will be issued (totaling 1,000,000 Shares).

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

***Loans***

| | |
|---|---|
| **Type of Transaction** | Senior Secured Revolving Promissory Note |
| **Related Person/Entity** | Michael Calderone |
| **Relationship to the Company** | Director & CEO |
| **Total amount of money involved** | $349,361.00 |
| **Benefits or compensation received by related person** | Payment of interest |
| **Benefits or compensation received by Company** | Working capital |
| **Description of the transaction** | Mr. Calderone has made a secured revolving loan to the Company pursuant to a Senior Secured Revolving Promissory Note, the details of which are set forth in the Debt Outstanding section of this Form C/A. |

| | |
|---|---|
| **Type of Transaction** | Convertible Promissory Note |
| **Related Person/Entity** | Dan Khasis |
| **Relationship to the Company** | Director & CEO |
| **Total amount of money involved** | $225,000 |
| **Benefits or compensation received by related person** | Payment of interest; conversion into preferred stock |
| **Benefits or compensation received by Company** | Working capital |
| **Description of the transaction** | Mr. Khasis has made convertible loan to the Company, the details of which are set forth in the Debt Outstanding section of this Form C/A. |

| | |
|---|---|
| **Type of Transaction** | Deferred Salary |
| **Related Person/Entity** | Michael Calderone |
| **Relationship to the Company** | Director & CEO |
| **Total amount of money involved** | $10,000 per month commencing on 1/1/22 and ending upon close of this Offering |
| **Benefits or compensation received by related person** | N/A |
| **Benefits or compensation received by Company** | Working capital |
| **Description of the transaction** | Pursuant to an Amended & Restated Offer of Employment letter, Mr. Calderone earns a monthly salary of $10,000 for his services as CEO to the Company. Mr. Calderone voluntarily agreed to defer his monthly salary until the Company closes this Offering and/or the Reg D Offering, at which time the Company will pay the full monthly salary on an ongoing basis and an additional salary of $5,000.00 per month to be applied against the deferred compensation. |

| | |
|---|---|
| **Type of Transaction** | Promissory Note |
| **Related Person/Entity** | Michael Calderone |
| **Relationship to the Company** | Director & CEO |
| **Total amount of money involved** | $57,000 |
| **Benefits or compensation received by related person** | Loan |
| **Benefits or compensation received by Company** | N/A |
| **Description of the transaction** | The Company has loaned Mr. Calderone $57,000 pursuant to a Promissory Note dated January 1, 2022.  The Note has an annual interest rate of 1.85% and matures on December 21, 2023. The Company may set off the amount owed under the Note against any amounts owed to the Company by Mr. Calderone. |

| Type of Transaction | Promissory Note |
|---|---|
| **Related Person/Entity** | Dan Khasis |
| **Relationship to the Company** | Co-Founder |
| **Total amount of money involved** | $18,000 |
| **Benefits or compensation received by related person** | Loan |
| **Benefits or compensation received by Company** | N/A |
| **Description of the transaction** | The Company has loaned Mr. Khasis $18,000 pursuant to a Promissory Note dated April 13, 2022. The Note has an annual interest rate of 1.85% and matures on December 21, 2023. The Company may set off the amount owed under the Note against any amounts owed to the Company by Mr. Khasis. |

*Current Interest in Property*

| Type of Transaction | Equipment Sublease |
|---|---|
| **Related Person/Entity** | Michael Calderone |
| **Relationship to the Company** | Director & CEO |
| **Total amount of money involved** | N/A |
| **Benefits or compensation received by related person** | N/A |
| **Benefits or compensation received by Company** | Equipment |
| **Description of the transaction** | Because the Company had not established credit, certain Company equipment is being financed by Mr. Calderone. The Company and Mr. Calderone entered into a Sublease Agreement commencing on January 1, 2023 whereby the Company subleases the equipment from Mr. Calderone and pays him in the form of 50 common share for each month of the term of the Sublease Agreement, such shares to be issued to Mr. Calderone upon the termination of the Sublease Agreement. |

| | |
|---|---|
| | The Company has the right to take over the monthly financing payments or pay Mr. Calderone all amounts due under the financing agreements.  Additionally, the Company would issue to Mr. Calderone an additional 1,000 common shares and pay Mr. Calderone any security deposits, pay-off amounts and/or prepayments made by Mr. Calderone.<br><br>The following equipment is covered by the Sublease Agreement:<br><br>(i) Blood Work Machine ($593.69 monthly payment);<br>(ii) Cold Water Treadmill & Walking Treadmill ($1,755.00 monthly payment);<br>(iii) 3 PEMF Therapy Machine ($962.36 monthly payment); and<br>(iv) 2021 Dodge 250 Ram Truck ($994.45 monthly payment) |

| | |
|---|---|
| **Type of Transaction** | Equipment Lease |
| **Related Person/Entity** | Michael Calderone |
| **Relationship to the Company** | Director & CEO |
| **Total amount of money involved** | N/A |
| **Benefits or compensation received by related person** | N/A |
| **Benefits or compensation received by Company** | Equipment |
| **Description of the transaction** | The Company leases from Mr. Calderone certain equipment purchased by Mr. Calderone.  The Company and Mr. Calderone entered into a Lease Agreement commencing on January 1, 2023 whereby the Company leases the equipment from Mr. Calderone and pays him in the form of 200 common share for each month of the term of the Sublease Agreement, such shares to be issued to Mr. Calderone upon the termination of the Lease Agreement.  The Company has the right, upon providing reasonable evidence to Mr. |

| | Calderone of the Company's availability of at least 6 months of working capital, to purchase the equipment for a one-time issuance of 15,000 common shares.

The following equipment is covered by the Lease Agreement is available upon request. |
| --- | --- |

| Type of Transaction | Equine Lease |
| --- | --- |
| **Related Person/Entity** | Michael Calderone |
| **Relationship to the Company** | Director & CEO |
| **Total amount of money involved** | N/A |
| **Benefits or compensation received by related person** | N/A |
| **Benefits or compensation received by Company** | Horses |
| **Description of the transaction** | The details of this transaction are described on page 26 of this Form C/A. |

## Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## OTHER INFORMATION

## Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Calderone
(Signature)

Michael Calderone
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Calderone
(Signature)

Michael Calderone
(Name)

Founder & CEO
(Title)

5/1/23
(Date)

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**

Exhibit B        Updated Executive Summary

**EXHIBIT B**

*Company's Executive Summary*



# Executive
# Summary 2023

Exceed Equine

### Introduction

The global performance equine market has been estimated at approximately $200B annually, yet there is no industry leader developing products utilizing the latest technologies on active performance horses. Exceed Equine operates a state-of-the-art research and training facility and has become the largest aggregator of real-time data for active racehorses. The collecting and aggregating of this data will lead to proprietary programs and the development of cutting-edge products and services validated through science and then proven effective on their own stable of racehorses providing undisputable proof while positioning themselves as industry leaders creating a wide array of revenue streams associated with performance, longevity and care.

### The Opportunity

Exceed Equine is disrupting the $200B performance equine market, which currently lacks cutting-edge product development in a true active training environment. Following the business model of Nike and Adidas, who invested billions of dollars in their own research and development centers while working with world-class athletes, positioned themselves as world leaders in the human athletic consumer market. Exceed believes that an advanced product development and testing facility engaged with active racehorses in conjunction with objective scientific processes while competing and achieving a higher-than-normal industry win rate creates undisputable proof for performance equine owners and trainers wanting best-in-care products for their equine athletes. Exceed will then incorporate engaging, interactive racing content through cutting-edge web-based technologies to separate themselves from other product developers. This methodology will lead to a worldwide recognized brand with unlimited revenue potential.

### Revenue Model

Initial revenue streams will not only include the sales of Exceed's own brand of performance- based products but will also incorporate products developed by third-party partners utilizing Exceed's infrastructure for testing and validation. Exceed also expects to earn substantial purse revenue through its own stable of racehorses, at first incorporating Standardbred racing and then expanding to the more lucrative Thoroughbred market. Future revenue opportunities include the repositioning of industry optics surrounding the care and well-being of performance horses.

# Exceed Equine



Performance Horse owners are willing to pay significant sums for performance-enhancing treatments and technologies. For example, in 2018, a cloned horse sold for $1.5 million, and in 2021, a stallion's semen was sold for $2.5 million. (Sources: The Guardian, BloodHorse). It is important to note that the US equestrian industry contributes $122 billion annually to the US economy and supports 1.7 million jobs. (Source: American Horse Council Foundation)

# Company Leadership

**Michael Calderone,** Founder/CEO, 25 years of experience in horse racing, gaming, and gambling. Founder of Party Bingo, today a leading online bingo site globally. CEO of HorseRaceGame.com, the only industry-adopted gaming platform to cultivate new racing fans in the Thoroughbred markets. Partners included NBC, The Discovery Chanel, Disney, and The Stronach Group. CMO of The Stronach Group, a world-class, sports-anchored, digital technology entertainment, wagering, and media company specializing in horseracing.

**Dan Khasis,** Founder/Entrepreneur, 20 years founding, running and investing in high-tech SaaS startups with 10+ patents granted. Dan's database technologies have helped several companies advance revenues into the hundreds of millions, even billions, of dollars.

**Sally Johnson,** PhD Nutritional Biochemistry, MS in Animal science, leading researcher in biochemistry and muscle functionality with over 60 published papers.

**Paul Reid,** Vice President of Product Development and an expert in new product development and formulations with a successful track record in both the nutraceutical and pharmaceutical industries.

**David Lim,** Chief Financial Advisor. Has extensive experience in leading processes from initiation to full business execution across multiple sectors. His employment history includes both Bank of America and Fidelity with transactions exceeding $3B.

**Pablo Fonseca,** DVM, Medical Advisor, specializing in equine sports medicine, for lameness and rehabilitation. Dr. Fonseca has 10 years' experience working with performance horses.

# Exceed Equine

**SPORTS SCIENCE**

**CUTTING EDGE TECHNOLOGIES**

## Products Under Development

Exceed Equine is a leading developer of cutting-edge products to support performance and longevity for equine athletes of all disciplines. The first and only product developer working with its own stable of racehorses utilizing the latest in scientific technologies. Exceed's initial products are focused on protecting and maximizing the respiratory, digestive, and energy systems. The company is also focusing on customized feed programs to work in conjunction with the high anerobic energy demands for racehorses without long-term detrimental effects on the horse's overall health.

In addition, Exceed is developing engaging interactive tools initially focused on highlighting not only their training and best in care equine practices at their facility, but technology that will enhance the user's experience while watching Exceed horses' race. The beauty, pageantry and excitement associated with Equine performance horses in conjunction with these technologies becomes a natural vehicle for the development and distribution of viral content and the establishment of a worldwide brand.

## Competitive Advantage

Even the largest, most-recognized brands in the equine performance market do not test or validate on actual performance horses let alone their own stable of racehorses. In fact, most of their validation and research is done either at their facilities or in conjunction with universities, creating an inconsistent testing environment. Furthermore, because these facilities are always using retired and non race conditioned horses, maximum performance capabilities are never achieved, questioning their findings. In addition, Exceed Equine will use cutting-edge engaging technologies to allow consumers to virtually view the training, and the best-in-care practices that Exceed Equine utilizes, laying the groundwork for building the ultimate, trusted brand similar to the techniques utilized by Nike and Adidas positioning themselves as leaders in the human athletic market.



## Go-To-Market Strategy

Exceed Equine is poised to capture a significant share of the equine performance industry by leveraging our Founder/CEO's extensive experience in marketing and operations. As the former CMO of The Stronach Group, the largest racing entity in North America, he designed and executed the industry's most advanced social media marketing campaigns. Exceed Equine will utilize all major social media platforms in conjunction with their vibrant, compelling content captured during training and racing, which will portray their horses in a colorful, personalized, almost humanized manner. Exceed will allow their investors, customers, fans and followers to actively participate in every aspect of Exceed's business associated with the care and wellbeing of their horses including live visual access to the races. This engaging strategy is the groundwork for building a leading B2C brand, especially in an industry driven by emotion and animal compassion.

## Financial Milestones

Although Exceed Equine makes no financial projections, knowing this is a $200B industry and Exceed Equine has positioned itself as a unique product developer, the management team is confident in its ability to obtain strong, revenue growth in the future. Racing revenues should grow exponentially in 2023 with initial product sales as early as the First Quarter of 2024. Exceed expects additional revenue streams to evolve from their marketing communication platforms offering unprecedented interactive engaging content typically associated with action sports.

## Current Status

All investment capital to date has been funded exclusively by the CEO and Co-founder. Currently, the data being collected and stored includes gait asymmetry, kinesiology, biomechanics, vitals, consumption, chemistry and more. The Company has established its R&D training facility in New Egypt, NJ on an estimated 30 acres. The facility houses the Company's approximate 25 Standardbred racehorses, all currently training and/or racing. Exceed has signed partnership agreements with several leading product and technology companies, some on an exclusive basis. Exceed Equine is currently forging relationships with leading racetracks and has begun producing proprietary visual racing content of Exceed's horses for investors, followers, fans and customers, enhancing brand visibility and product distribution.

# Exceed Equine



## Investment Information

**Offering Minimum:**
$10,000.00

**Offering Maximum:**
$1,235,000.00

**Minimum Investment Amount (per investor):**
$200.00

**Offering Type:**
Equity

**Security Name:**
Common Stock (Non-Voting)

**Price per Share:**
$5.00